Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: October 6, 2021

This filing relates to the proposed business combination of Big Cypress Acquisition Corp. (the “Company”) and SAB Biotherapeutics, Inc. The following communication was posted by Samuel J. Reich, Chief Executive Officer of the Company, on social media platforms LinkedIn and Twitter, on October 6, 2021.